

August 9, 2011

<u>Via Email</u>
Ms. Amy W. Schulman
Executive Vice President and General Counsel
Pfizer, Inc.
235 East 42nd Street, New York
NY 10017

> **Re: Icagen, Inc.**
> **Schedule TO-T filed by Pfizer, Inc. and Eclipse Acquisition Corp.**
> **Filed August 3, 2011**
> **File No. 005-81358**

Dear Ms. Schulman:

    We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>Item 9. Certain Information Concerning Pfizer, Inc. and Purchaser, page 19</u>

1.   We note that Pfizer, Inc. was a beneficial owner of approximately 14% of outstanding shares of Icagen prior to July 2011. Additionally, Icagen and Pfizer have been party to a collaborative research and licensing agreement since 2007. This agreement has been the sole source of collaborative research and development revenues for Icagen for the last three fiscal years. The agreement has the potential to result in milestone payments by Pfizer to Icagen of up to $359 million for each drug candidate developed pursuant to the

agreement.   On the basis of this non-exhaustive list of facts, it is not apparent how the filing parties were able to disclaim that they are affiliates of Icagen, Inc. within the meaning of Exchange Act Rule 13e-3. Please provide the basis for your conclusion and a detailed legal analysis of whether Rule 13e-3 applies to the transaction. We may have further comment.

Item 10. Source and Amount of Funds, page 22

2.   Consistent with the requirements of Item 7 of Schedule TO and Item 1007(b) of Regulation M-A, disclose any alternative financing plans. If there are none, revise to state this fact.

Item 11. Contacts and Transactions; Background of the Offer, page 23

3.   Expand the background discussion to address why Pfizer chose not to pursue a transaction with Icagen when contacted in 2008, 2009 and 2010.

4.   Supplement your disclosure to disclose material factors considered by Pfizer's senior management in early 2011, which resulted in management identifying the acquisition of Icagen as an "attractive alternative…" Disclose, for example, any quantitative or qualitative factors considered. We note that by April 13, 2011, Dr. Dalton was able to tentatively suggest a price range of $4-$5 to Dr. Evnin. On what basis had this range been formed?

Contacts and Transactions, page 26

5.   Update your disclosure, as appropriate, to address negotiations regarding the terms of any retention agreements entered into by the filing parties and members of the Icagen management team.

Conditions of the Offer, page 43

6.   Please refer to condition (d) on page 44 relating to Icagen's breach or failure to perform in all material respects, with all agreements obligations and covenants. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Icagen has failed to perform in any material respect all obligations required to be performed by it under the Merger Agreement appears to be a determination left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such

as a standard of reasonableness, against which the filing persons' discretion may be judged.

7.   You refer to the bidders' right to assert conditions at any time and "from time to time". Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

8.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

9.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Steven Wilcox, Esq.
                         Ropes & Gray LLP